SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 10, 2005

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              NO

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________

Enclosure:	Q3 2005 Financial Statements.

Avecia Group plc

Financial Statements – September 30, 2005

TABLE OF CONTENTS

Item 1. Financial Statements

Consolidated Profit and Loss Accounts for the three months and nine months ended September 30, 2005 (unaudited), and for the three months and nine months ended September 30, 2004 (unaudited).

Consolidated Balance Sheets as at September 30, 2005 (unaudited) and as at September 30, 2004 (unaudited).

Consolidated Cash Flow Statements for the three months and nine months ended September 30, 2005 (unaudited) and for the three months and nine months ended September 30, 2004 (unaudited).

Notes to the Financial Statements

Item 2. Operating and Financial Review

Avecia Group plc

YEAR TO DATE PROFIT AND LOSS ACCOUNT

		9 months ended 30.09.05			9 months ended 30.09.04
	Notes	Cont'd	Discont'd	Total	Cont'd	Discont'd	Total

Continuing operations		£m	£m	£m	£m	£m	£m

Group turnover	3	98.5	67.6	166.1	81.9	224.1	306.0

Operating costs		(121.9)	(70.1)	(192.0)	(103.5)	(198.6)	(302.1)
Restructuring costs		(5.8)	—	(5.8)	(18.0)	—	(18.0)
Other operating income		2.9	—	2.9	4.6	0.3	4.9

Group operating (loss) / profit	3	(26.3)	(2.5)	(28.8)	(34.9)	25.8	(9.1)
Share of operating profit of joint ventures		—	—	—	1.3	—	1.3

(Loss)/profit before interest and tax		(26.3)	(2.5)	(28.8)	(33.6)	25.8	(7.8)
Finance income		8.8	—	8.8	0.8	—	0.8
Finance costs	4	(50.8)	—	(50.8)	(35.5)	—	(35.5)

(Loss)/profit before tax		(68.3)	(2.5)	(70.8)	(68.4)	25.8	(42.6)
Tax		(2.2)	—	(2.2)	(2.0)	—	(2.0)

(Loss)/profit after tax but before gain		(70.5)	(2.5)	(73.0)	(70.4)	25.8	(44.6)
on discontinued operation

Gain on disposal of discontinued operations		—	136.4	136.4	—	87.1	87.1

Retained (loss)/profit for the period		(70.5)	133.9	63.4	(70.4)	112.9	42.4

3 MONTH PROFIT AND LOSS ACCOUNT

		3 months ended 30.09.05			3 months ended 30.09.04
	Notes	Cont'd	Discont'd	Total	Cont'd	Discont'd	Total

Continuing operations		£m	£m	£m	£m	£m	£m

Group turnover	3	37.5	16.1	53.6	28.2	64.3	92.5

Operating costs		(39.5)	(17.5)	(57.0)	(33.3)	(58.6)	(91.9)
Restructuring costs		(1.2)	—	(1.2)	—	—	—
Other operating income		0.2	—	0.2	—	—	—

Group operating (loss) / profit	3	(3.0)	(1.4)	(4.4)	(5.0)	5.7	0.7
Share of operating profit of joint ventures		(0.2)	—	(0.2)	(0.1)	—	(0.1)

(Loss)/profit before interest and tax		(3.2)	(1.4)	(4.6)	(5.1)	5.7	0.6
Finance income		2.3	—	2.3	0.1	—	0.1
Finance costs	4	(3.6)	—	(3.6)	(12.1)	—	(12.1)

(Loss)/profit before tax		(4.5)	(1.4)	(5.9)	(17.2)	5.7	(11.5)
Tax		(2.1)	—	(2.1)	(0.6)	—	(0.6)

(Loss)/profit after tax but before gain		(6.6)	(1.4)	(8.0)	(17.8)	5.7	(12.1)
on discontinued operation

Gain / (loss) on disposal of discontinued operations		—	6.5	6.5	—	2.4	2.4

Retained (loss)/profit for the period		(6.6)	5.1	(1.5)	(17.8)	8.1	(9.8)

Avecia Group plc

BALANCE SHEET

	Notes	As at	As at	As at
		30.09.05	31.12.04	30.09.04

		£m	£m	£m
ASSETS
Non-current assets
Goodwill		39.1	49.9	60.2
Intangible assets		0.3	8.5	13.8
Property, plant and equipment		99.7	119.7	116.1
Investments in joint ventures		8.0	7.9	18.6
Amounts due from parent undertakings		42.0	15.0	15.0

		189.1	201.0	223.6
Current assets
Stocks		25.7	20.2	25.3
Trade and other debtors		25.6	25.7	24.1
Short term investments		0.9	—	8.3
Cash and cash equivalents		43.5	22.7	3.6
Assets held for sale and assets in disposal groups		29.1	307.6	352.9

		124.8	376.3	414.2

Total assets		313.9	577.3	637.7

LIABILITIES
Non-current liabilities
Financial liabilities	5	110.3	272.6	401.5
Other creditors		0.3	39.2	3.9
Deferred tax liabilities		2.7	2.1	5.0
Pension liabilities		63.3	105.7	97.6

		176.6	419.6	508.0
Current liabilities
Trade and other creditors		34.2	41.4	31.0
Financial liabilities	5	—	72.8	0.6
Current tax liabilities		—	5.7	1.6
Provisions		3.7	9.7	7.4
Liabilities included in disposal groups		7.4	44.9	50.1

		45.3	174.6	90.6

Total liabilities		221.9	594.2	598.7

Net assets / (liabilities)		92.0	(16.9)	39.1

Issued capital and reserves attributable
to equity holders of the parent		92.0	(16.9)	39.1

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

2004 has been restated to reflect the adoption of IFRS.

Avecia Group plc

CASH FLOW STATEMENT

	9 months	3 months	9 months	3 months
	ended	ended	ended	ended
	30.09.05	30.09.05	30.09.04	30.09.04

	£m	£m	£m	£m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(28.8)	(4.4)	(9.1)	0.7
Non cash items	(2.1)	(0.3)	(2.7)	(0.5)
Depreciation & impairment charges	21.1	4.1	20.1	6.8
Increase/(decrease) in provision for pensions & similar obligations	1.1	0.5	1.5	0.5
Increase/(decrease) in other provisions	6.0	1.3	17.9	—
Loss/(profit) on sale of fixed assets	(2.2)	(0.1)	(1.9)	0.1
Government grants	0.2	0.2	0.6	—
Decrease/(increase) in stocks	(3.8)	2.6	(1.2)	1.1
Decrease/(increase) in trade & other debtors	6.9	(3.5)	(19.7)	0.9
Increase/(decrease) in trade & other creditors	(21.3)	(7.4)	(4.2)	(8.2)

Cash from operating activities	(22.9)	(7.0)	1.3	1.3
Interest paid	(46.2)	(7.0)	(36.7)	(15.3)
Tax (paid)/received	(1.3)	(2.2)	0.2	0.3

Net cash outflow from operating activities	(70.4)	(16.2)	(35.2)	(13.7)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of business operations	(1.5)	—	—	—
Disposal of business operations	396.3	7.5	172.8	2.0
Cash disposed of	(4.3)	—	(0.2)	—
Purchases of property, plant and equipment	(6.4)	(1.8)	(15.6)	(3.3)
Disposals of property, plant & equipment	2.7	0.1	5.0	0.3
Dividends received from joint ventures	0.3	0.2	1.2	—
Interest received	1.3	0.4	1.1	0.1

Net cash used in investing activities	388.4	6.4	164.3	(0.9)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of long-term borrowings	(296.7)	—	(132.9)	(7.9)
Payment of finance lease liabilities	(0.5)	(0.1)	(0.6)	(0.2)

Net cash used in financing activities	(297.2)	(0.1)	(133.5)	(8.1)

Net increase in cash and cash equivalents	20.8	(9.9)	(4.4)	(22.7)
Cash and cash equivalents at beginning of period	22.7	53.4	8.0	26.3

Cash and cash equivalents at end of period	43.5	43.5	3.6	3.6

2004 has been restated to reflect the adoption of IFRS.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1. Basis of preparation

The unaudited consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the consolidated financial statements set out in the Form 20-F for the period ended September 30, 2005.

The information contained in the following notes to the unaudited consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2004.

The consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at September 30, 2005 and September 30, 2004 and the results of operations and cash flows for the nine and three months ended September 30, 2005 and September 30, 2004.

2. Accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with International Financial Reporting Standards (IFRS). The financial statements represent the first-time adoption of IFRS, and the transition to IFRS has been conducted in accordance with IFRS 1 (Transition To IFRS). The initial date of transition is deemed to be 1 January 2004. Accounting policies have been selected based on IFRS’s which are effective at the time of reporting these financial statements. These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc was being amortized over 15 years. Goodwill arising on subsequent acquisitions was also being amortized over 15 years. Under the provisions of IFRS3, from 1 January 2004 the Goodwill arising on these acquisitions ceased to be amortised. The unamortized balance has been periodically tested for impairment, with appropriate adjustments made to the carrying value.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Investments

A joint venture is an entity in which an interest is held on a long term basis and which is jointly controlled with one or more other venturers under a contractual agreement. The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account using the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Holdings of shares in third parties where not held for the long term are classified as current asset investments and are valued at the lower of cost or net realisable value.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date. Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Government grants

Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate. Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

Post-retirement benefits

Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

Financial instruments

Financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Contracts hedging forecast transaction cash flows are recognized at their fair value at the balance sheet date. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

3. Segmental information

Classes of business:
The following tables analyse sales, operating profit, depreciation and amortization by business segment.

	9 months	3 months	9 months	3 months
	Ended	Ended	Ended	Ended
	30.09.05	30.09.05	30.09.04	30.09.04

	£m	£m	£m	£m
External sales
Electronic materials	50.8	20.7	43.0	16.3
Biotechnology	44.0	15.9	35.0	10.3
Other	3.7	0.9	3.9	1.6

Group total from continuing operations	98.5	37.5	81.9	28.2
Discontinued businesses
Chemicals	50.3	16.1	57.4	17.7
NeoResins	17.3	—	140.6	46.6
Specialty Products	—	—	26.1	—

	166.1	53.6	306.0	92.5

Internal sales to other Avecia businesses
Electronic materials	1.2	0.9	—	—
Biotechnology	—	—	0.1	0.1

Group total from continuing operations	1.2	0.9	0.1	0.1
Discontinued businesses
Chemicals	3.2	1.5	3.8	—
NeoResins	—	—	0.1	—
Specialty Products	—	—	0.1	—

Group Total	4.4	2.4	4.1	0.1

Operating loss
Electronic materials	6.2	4.1	2.5	1.8
Biotechnology	(8.0)	(2.9)	(8.0)	(4.1)
Other	(11.3)	(2.9)	(11.4)	(2.7)
Restructuring	(13.2)	(1.3)	(18.0)	—

Group total from continuing operations	(26.3)	(3.0)	(34.9)	(5.0)

Discontinued businesses
Chemicals	(4.8)	(1.4)	(2.2)	(2.3)
NeoResins	2.3	—	23.5	8.0
Specialty Products	—	—	4.5	—

Group Total	(28.8))	(4.4)	(9.1)	0.7

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

	9 months	3 months	9 months	3 months
	Ended	Ended	Ended	Ended
	30.09.05	30.09.05	30.09.04	30.09.04

	£m	£m	£m	£m
Capital expenditure
Electronic materials	(2.7)	(0.9)	(1.8)	(0.3)
Biotechnology	(1.5)	(0.4)	(3.8)	(0.9)
Other	(0.9)	(0.3)	(1.4)	(0.4)

Group total from continuing operations	(5.1)	(1.6)	(7.0)	(1.7)
Discontinued businesses
Chemicals	(0.5)	(0.1)	(1.2)	(0.4)
NeoResins	(0.4)	—	(4.5)	(1.2)
Specialty Products	—	—	(0.3)	—

Group total	(6.0)	(1.7)	(13.0)	(3.3)

Depreciation
Electronic materials	2.3	0.7	4.8	1.6
Biotechnology	6.0	1.9	4.0	2.1
Other	2.0	0.5	1.4	0.5
Restructuring	7.4	0.1	—	—

Group total from continuing operations	17.7	3.2	10.2	4.2
Discontinued businesses
Chemicals	2.9	0.9	4.8	1.2
NeoResins	0.5	—	4.3	1.4
Specialty Products	—	—	0.8	—

Group Total	21.1	4.1	20.1	6.8

	As at		As at
	30.09.05		30.09.04

	£m		£m
Total assets
Electronic materials	61.9		78.6
Biotechnology	78.3		103.0
Other	144.6		103.2

Group total from continuing operations	284.8		284.8
Discontinued businesses
Chemicals	29.1		80.9
NeoResins	—		266.1
Specialty Products	—		5.9

Group Total	313.9		637.7

Total liabilities
Electronic materials	7.2		9.8
Biotechnology	15.7		19.6
Other	191.7		519.2

Group total from continuing operations	214.5		548.6

Discontinued businesses
Chemicals	7.4		16.1
NeoResins	—		28.7
Specialty Products	—		5.3

Group Total	221.9		598.7

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

The restructuring charge for the nine months ending September 30, 2005 relates to the closure of the DNA operations at Grangemouth in the United Kingdom and consists of £4.6 million in respect of severance costs, £7.4 million fixed asset write off and £1.2 million stock write off.

Geographic areas:
The table below shows information by geographic area.

	9 months	3 months	9 months	3 months
	ended	ended	ended	ended
	30.09.05	30.09.05	30.09.04	30.09.04

	£m	£m	£m	£m
External sales by customer
location
UK	30.8	8.2	37.1	13.1
Continental Europe	36.1	8.2	124.4	37.7
The Americas	66.6	24.8	102.2	28.1
Asia, Africa and Australasia	32.6	12.4	42.3	13.6

Total	166.1	53.6	306.0	92.5

Capital expenditure
UK	(4.9)	(1.4)	(5.9)	(1.6)
Continental Europe	(0.4)	—	(4.0)	(1.1)
The Americas	(0.7)	(0.3)	(3.1)	(0.6)
Asia, Africa and Australasia	—	—	—	—

Total	(6.0)	(1.7)	(13.0)	(3.3)

Total assets
United Kingdom	353.2		416.0
Continental Europe	(123.4)		106.0
The Americas	80.7		108.1
Asia, Africa and Australasia	3.4		7.6

Total	313.9		637.7

4. Finance Income and Finance Costs

	9 months	3 months	9 months	3 months
	ended	ended	ended	ended
	30.09.05	30.09.05	30.09.04	30.09.04

	£m	£m	£m	£m
Finance Income
External interest received	1.3	0.3	0.8	0.1
Other finance income – IAS19	7.5	2.0	—	—

Total finance income	8.8	2.3	0.8	0.1

Finance Costs
External interest paid	33.1	3.6	39.7	12.0
Revaluation charged /	11.4	(0.1)	(11.4)	(0.8)
(credited) to interest
Fee amortisation	6.3	0.1	5.7	0.5
Other finance costs – IAS19	—	—	1.5	0.5

Total finance costs	50.8	3.6	35.5	12.1

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

5. Analysis of debt

	As at	As at
	30.09.05	30.09.04
		(Restated)

	£m	£m

External loans due within less than 1 year	—	—
External loans due after more than 1 year	110.0	362.0

	110.0	362.0

Analysis of debt shown net of un-amortized issuance costs:
	As at	As at
	30.09.05	30.09.05

	£m	£m
	Gross	Net

High Yield Bond	70.3	68.5
Payment in Kind Preference Shares	41.5	41.5

	111.8	110.0

	As at	As at
	30.09.05	30.09.05

	£m	£m
	Gross	Net
In one year or less, or on demand	—	—
Between one and two years	—	—
Between two and three years	—	—
Between three and four years	70.3	68.5
Between four and five years	41.5	41.5
In five years or more	—	—

	111.8	110.0

6. Gain on disposal of discontinued operations

	9 months	3 months	9 months	3 months
	ended	ended	ended	ended
	30.09.05	30.09.05	30.09.04	30.09.04
			(Restated)	(Restated)

	£m	£m	£m	£m

Gain on disposal of discontinued
operations	136.4	6.5	87.1	2.4

Gains on disposal of businesses comprise profits of £114.1 million arising on the sale of the NeoResins business to Royal DSM N.V. on February 2nd 2005, £12.4 million on the sale of the Displays business to Merck KgaA on February 28th 2005, and £8.4 million on the sale of Fine Chemicals to Kemfine Holdings Oy on September 16th 2005. The balance being further deferred proceeds from the sale of the Biocides business in 2004.

Avecia Group plc

Notes to the unaudited interim consolidated financial statements

7. Post Balance Sheet Events

Avecia announced on the 27 October 2005 that it had signed a definitive agreement to sell its Pharmaceutical custom synthesis business to Nicholas Piramal India Ltd for GBP 9.5 million. The transaction will fund the business’ UK pension fund deficit of between GBP 8-9million, the sale is subject to regulatory and other closing conditions and completion is anticipated in December 2005. It is anticipated that this transaction will lead to a loss on disposal of approximately £15.0million.

Avecia Group plc

Operational and Financial Review

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the nine month period ending September 30, 2005. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the nine month period ended September 30, 2005 included herein.

Financial Results

The following table sets forth turnover for continuing operations for each of 2005 and 2004.

	9 months	9 months		3 months	3 months
	ended	ended	Actual %	ended	ended	Actual %
	30.09.05	30.09.04	change	30.09.05	30.09.04	change
		(Restated)			(Restated)

Continuing operations:	£m	£m		£m	£m
Electronic Materials	50.8	43.0	18.1%	20.7	16.3	27.0%
Biotechnology	44.0	35.0	25.7%	15.9	10.3	54.3%
Other	3.7	3.9	(5.1)%	0.9	1.6	(43.8%)

Turnover from continuing
operations	98.5	81.9	20.2%	37.5	28.2	34.0%

The following table sets forth operating (loss)/ profit for continuing operations for each of 2005 and 2004:

	9	9	Change	Change in	3	3	Change	Change
	months	months	in	Depre-	months	months	in	in
	ended	ended	Operating	ciation &	ended	ended	Operating	Depre-
	30.09.05	30.09.04	Profit	Amort-	30.09.05	30.09.04	Profit	ciation &
		(Restated)		ization		(Restated)		Amort-
								ization

Continuing operations:	£m	£m	£m	£m	£m	£m	£m	£m

Electronic Materials	6.2	2.5	3.7	2.5	4.1	1.8	2.3	0.9
Biotechnology	(8.0)	(8.0)	—	(2.0)	(2.9)	(4.1)	1.2	0.2
Other including	(11.3)	(11.4)	0.1	(0.6)	(2.9)	(2.7)	(0.2)	—
unallocated cost
Restructuring costs	(13.2)	(18.0)	4.8	(7.4)	(1.3)	—	(1.3)	(0.1)

Operating (loss)/profit
from continuing
operations	(26.3)	(34.9)	8.6	(7.5)	(3.0)	(5.0)	2.0	1.0

In Biotechnology sales for the three months to 30 September 2005 and the nine months to 30 June 2005 were ahead of those for the equivalent periods in 2004 due to re-invoicing of sub-contractors costs associated with Avecia’s defence vaccines projects and the release of product from the new large scale ABC 5000 manufacturing facility. Sales in the DNA Medicines business were significantly down on the same period in 2004 largely due to the fact that we are no longer manufacturing product for a major customer programme that failed to progress through phase III clinical trials in 2004. On 5 April 2005, following a review of operations in Avecia’s DNA business, Avecia announced the closure of its UK DNA facility at Grangemouth, with consolidation of DNA Medicine operations and activities at Avecia’s site in Milford, MA. Approximately 95 jobs have been removed following the decision, and Avecia has taken a charge to cover restructuring costs of £5.8 million and asset impairment of £7.4 million during 2005.

Avecia Group plc

Operational and Financial Review (continued)

Operating losses in the Biotechnology sector in the first three quarters of 2005 reflect increased depreciation relating to the impairment of DNA assets and amortisation of the new large scale manufacturing facility (ABC5000), plus the impact of reduced manufacturing activity in the DNA business. These reductions in profit were offset by the improvement in revenues arising from the Biologics ABC5000 manufacturing facility noted above.

Increases in sales in Electronic Materials for the three months to 30 September 2005 and the nine months to 30 June 2005 when compared to equivalent periods in 2004, were primarily attributable to growth in the InkJet Printing Materials business from customer demand for new dyes and inks placed in customers’ new printers launched in 2005, plus sales of established ink products recently placed with Avecia for manufacture.

The improvement in operating profit in the third quarter of 2005 and for the nine months to 30 September 2005, when compared with the same period in 2004, arose from the improved sales noted above, and from a reduction in the depreciation charge for the business, following a re-alignment of assets between segments. Operating losses for 2005 of approximately £1million, and for the first nine months of 2004 of £3 million, were attributable to Avecia’s Displays business, which was sold to Merck during the first quarter of 2005.

Analysis of Other Items and Net Losses

	9 months	9 Months
	ended	ended	Change
	30.09.05	30.09.04

	£m	£m	£m

Share of operating profit from JV	—	1.3	(1.3)
Gain on disposal of discontinued	136.4	87.1	49.3
businesses
Net interest and finance costs	(42.0)	(34.7)	(7.3)
Taxation	(2.2)	(2.0)	(0.2)

Net (loss)/profit	63.4	42.4	21.0

Share of operating profits from our Joint Venture, Image Polymers, was lower in 2005 due to reduced demand from customers for conventional toner products.

The gain on disposal represents the profits realised through the sale of NeoResins, Displays, and Fine Chemicals in 2005. In 2004 the gain on disposal represented the profits realised through the sale of the Additives business to Lubrizol, and the sale of the Biocides business to Arch Chemicals.

Avecia Group plc

Operational and Financial Review (continued)

Analysis of Net Interest and Finance Costs

	9 months	9 months
	ended	ended	Change
	30.09.05	30.09.04

	£m	£m	£m

Net interest payable on loans	(26.7)	(34.0)	7.3
Net exchange gains and losses	(11.4)	11.4	(22.8)
Amortisation of finance fees	(6.3)	(5.7)	(0.6)
IAS 19 finance income/ costs (pensions)	7.5	(1.5)	9.0
PIK Dividend	(5.1)	(4.9)	(0.2)

	(42.0)	(34.7)	(7.3)

Net interest payable on loans in 2005 includes the £16.8 million premium payable on redemption of the High Yield Bonds in February 2005. After adjusting for this one-off expense, the reduction in net interest payable reflects the reduced level of bank debt in early 2005 when compared with 2004, and the removal of 77% of the High Yield Bonds and all outstanding Term Bank Debt in February 2005.

Under UK GAAP the finance fees associated with raising debt in 1999 were capitalised at that time and are written back against profit over the lifetime of the loans. With the early prepayment of debt, the relevant amount of unamortized fees were written off and this increased the charge to profit in the first quarter of 2005.

Net exchange gains and losses relate mainly to unrealised gains and losses arising on the revaluation of foreign currency borrowings

IAS19 finance costs/income represents the difference between the expected return on pension scheme assets and interest on the pensions scheme liabilities.

Liquidity and capital resources

	9 months	9 months
	ended	ended
	30.09.05	30.09.04

	£m	£m

Cash inflow from operating activities	(22.9)	1.3
Dividends from joint ventures	0.3	1.2
Returns on investments and servicing of finance	(44.9)	(35.6)
Taxation	(1.3)	0.2
Capital expenditure net of disposals	(3.7)	(10.6)
Acquisitions and disposals	390.5	172.6

Cash inflow before financing	318.0	129.1

Financing	(297.2)	(133.5)

Increase/(Decrease) in cash in the period	20.8	(4.4)

Avecia Group plc

Operational and Financial Review (continued)

Operating activities

Cash generated from operating activities for the 9 months to September 30, 2005 was behind that for the equivalent period of 2004 due to the impact of divestment of cash generative businesses early in 2005. Operating cash flows include a spend of £9.5 million relating to the restructuring program commenced in 2004 and to the closure of DNA operations in the UK. Further spend of approximately £6 million is anticipated in the remainder of 2005 and the first half of 2006 to complete these programs.

Investing Activities

Net interest payable on loans includes the £16.8 million premium payable on redemption of the High Yield Bonds in February 2005. After adjusting for this one-off expense, the reduction in net interest payable reflects the reduced level of bank debt in early 2005 when compared with 2004, and the removal of 77% of the High Yield Bonds and all outstanding Term Bank Debt in February 2005.

Capital expenditures for the 9months to September 30, 2005 were £6.4 million compared with £15.6 million in 2004, reflecting the impact of businesses disposed, both during 2005 and 2004, and by the fact that no new major capital projects have commenced in 2005.

In January 2004 Avecia completed the disposal of the Additives business to the Lubrizol Corporation for a consideration of £71m. In April 2004 Avecia completed the sale of the Biocides business to Arch Chemicals for cash proceeds of $200 million, together with consideration in the form of shares valued at $15 million. In February 2005 Avecia completed the disposal of the NeoResins business to Royal DSM N.V. for proceeds of €515 million, and the sale of the Displays business to Merck KgaA for cash proceeds of €50 million. In September 2005 Avecia sold its Fine Chemicals business to Kemfine Holding Oy for initial net proceeds of £14 million.

Financing
	As at	As at
	30.09.05	31.12.04

	£m	£m

Bank loans and overdrafts	—	75.0

High Yield Bonds	70.3	278.8

Payment In Kind preference shares	41.5	37.6

Total Debt	111.8	391.4

Cash at Bank and in hand	43.5	22.7

Following the successful disposal of its NeoResins business in February 2005, the group used the proceeds of this disposal to repay the term debt and 77% of the 11% Senior Notes.

At September 30, 2005 the group had outstanding external borrowings of £111.8 million, comprising $124m of 11% Senior Notes due 2009, and $75 million of 16% PIK Preferred Shares due 2010. The existing Senior Bank Facility is still in place, although all term debt under the facility has been replaced. There is no current intention to utilize the Senior Secured Revolving Credit Facility as it stands, and actions are under way to have the security formally released.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: November 10, 2005	By: /s/:	Duncan McLellan
	Name:	Duncan McLellan
	Title:	Finance Director